[KEEFE, BRUYETTE & WOODS LETTERHEAD]

July 13, 2007

VIA FACSIMILE AND EDGAR

TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Encore Bancshares, Inc.

Registration Statement on Form S-1

Registration No. 333-142735

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as Representatives of the prospective Underwriters, hereby join in the request with Encore Bancshares, Inc. that the effective date for the above-referenced registration statement be accelerated so that it may become effective at 4:15 p.m. (Washington, D.C. time), on July 17, 2007 or as soon thereafter as is practicable.

In accordance with Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the undersigned has effected from July 5, 2007 through the date hereof, the distribution of approximately 948 copies of the Preliminary Prospectus dated July 3, 2007 to prospective Underwriters, institutional investors, retail investors, dealers and others.

The undersigned confirm that they have complied with and will continue to comply with, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply with, Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours, KEEFE, BRUYETTE & WOODS, INC. SANDLER O’NEILL & PARTNERS, L.P. SMH CAPITAL INC. as Representatives of the several Underwriters By: KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Jeffrey D. Evans
Name: Jeffrey D. Evans Title: Managing Director